1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 8, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC April 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – May 8, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for April 2020: On a consolidated basis, revenues for April 2020 were approximately NT$96.00 billion, a decrease of 15.4 percent from March 2020 and an increase of 28.5 percent from April 2019. Revenues for January through April 2020 totaled NT$406.60 billion, an increase of 38.6 percent compared to the same period in 2019.

TSMC April Revenue Report (Consolidated):

(Unit:NT$ million)
Period	April 2020	March 2020	M-o-M Increase (Decrease) %	April 2019	Y-o-Y Increase (Decrease) %	January to April 2020	January to April 2019	Y-o-Y Increase (Decrease) %
Net Revenues	96,002	113,520	(15.4)	74,694	28.5	406,599	293,398	38.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Apr.	Net sales	96,001,572	74,693,615
	Jan. ~ Apr.	Net sales	406,598,755	293,398,084

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		56,305,847	22,846,640
	TSMC Global**		395,243,786	92,380,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		405,352,531	2,479,756
	TSMC Japan Ltd.**		162,141,012	368,676
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC. ** The guarantee was provided to TSMC Design Technology Japan, Inc., a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	207,057,289
	Mark to Market Profit/Loss	(3,879,338)
	Unrealized Profit/Loss	(2,923,416)
Expired Contracts	Notional Amount	280,442,555
	Realized Profit/Loss	(1,139,395)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	119,200
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	13,791,700
	Mark to Market Profit/Loss	17,345
	Unrealized Profit/Loss	(96,176)
Expired Contracts	Notional Amount	54,285,014
	Realized Profit/Loss	(105,634)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	990,481
	Mark to Market Profit/Loss	7,661
	Unrealized Profit/Loss	(493)
Expired Contracts	Notional Amount	1,599,832
	Realized Profit/Loss	2,159
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,433,684
	Mark to Market Profit/Loss	4,396
	Unrealized Profit/Loss	(11,599)
Expired Contracts	Notional Amount	10,093,577
	Realized Profit/Loss	(46,669)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(2,807)
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(39,942)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(37,817)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	4,312,060
	Mark to Market Profit/Loss	(93,262)
	Unrealized Profit/Loss	(116,812)
Expired Contracts	Notional Amount	10,081,340
	Realized Profit/Loss	(232,938)
Equity price linked product (Y/N)		N